松井証券
ネットストック

April 7, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for The Nine Months Ended December 31, 2005

If you have any further questions or requests for additional information please do not hesitate to contact Ayako KISEKI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or a-kiseki@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By ____________________
Name: Shinichi UZAWA
Title: General Manager of Department of Finance

Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2005

Date: January 27, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
Representative: Michio Matsui, President and Chief Executive Officer
Date of board meeting approving the account settlement: January 27, 2006
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the nine months ended December 31, 2005

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2005	38,842	(44.2)	36,651	(45.6)	25,293	(54.5)	25,202	(54.1)
Nine months ended Dec. 31, 2004	26,932	(59.1)	25,168	(57.1)	16,374	(78.9)	16,353	(83.8)
Year ended Mar. 31, 2005	36,918	(47.5)	34,623	(45.9)	22,607	(58.3)	22,571	(61.0)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity (Annual)	Ordinary income/ total assets (Annual)
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Nine months ended Dec. 31, 2005	14,173	(53.9)	52.95	47.23	34.2	3.7
Nine months ended Dec. 31, 2004	9,212	(98.0)	103.54	92.20	28.8	4.2
Year ended Mar. 31, 2005	12,645	(73.7)	140.98	125.56	28.5	3.8

Note:
1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
   - Nine months ended Dec.31, 2005 267,666,798 shares
   - Nine months ended Dec.31, 2004 88,970,653 shares
   - Year ended Mar. 31, 2005 88,989,029 shares
3. Change in accounting policies: None
4. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the nine months ended Dec. 31, 2004 and 2005.
5. The Company split its stock three-for-one on May 17, 2005. Per share data of the nine months ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.
In the case of the Company split its stock at the beginning of the former fiscal year, per share data of each end of periods are as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Earnings/share	Fully diluted earnings/share
	(Yen)	(Yen)
Nine months ended Dec. 31, 2004	34.51	30.73
Year ended Mar. 31, 2005	46.99	41.85

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Nine months ended Dec. 31, 2005	1,089,106	60,703	5.6	226.45
Nine months ended Dec. 31, 2004	561,823	46,189	8.2	519.09
Year ended Mar. 31, 2005	703,456	49,715	7.1	557.20

Note: 1. Number of shares outstanding
As of Dec. 31, 2005 268,058,492 shares
As of Dec. 31, 2004 88,981,493 shares
As of Mar. 31, 2005 89,045,096 shares

2. The Company split its stock three-for-one on May 17, 2005. Per share data of the nine months ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.

In the case of the Company split its stock at the beginning of the former fiscal year, per share data of each end of periods are as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Shareholder's equity/share
	(Yen)
Nine months ended Dec. 31, 2004	173 03
Year ended Mar. 31, 2005	185 73

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(4) Change in scope of consolidation and equity method application: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2004	December 31, 2005	March 31, 2005
(Assets)			
Current assets			
Cash and bank deposits	36,652	84,462	61,251
Cash segregated as deposits	216,003	354,004	223,003
Cash in trust	9,200	500	9,000
Trading assets	3	0	107
Net receivables arising from pre-settlement date trades	88	3,560	923
Margin account assets:	285,421	618,151	389,358
Loans receivable from customers	279,325	614,867	384,484
Cash deposited as collateral for securities borrowed from securities finance companies	6,096	3,284	4,875
Receivables on collateralized securities transactions:	944	1,559	1,610
Cash deposits as collateral for securities borrowed	944	1,559	1,610
Receivables from customers and others	20	47	133
Short-term guarantee deposits	3,725	14,188	6,795
Others	4,300	6,376	5,260
Allowance for doubtful accounts	(160)	(200)	(171)
Total current assets	556,195	1,082,649	697,270
Fixed assets			
Tangible fixed assets	1,177	1,140	1,155
Intangible assets	1,919	2,771	2,253
Software	1,865	2,738	2,215
Others	54	33	39
Investments and others	2,532	2,547	2,777
Investment securities	1,354	1,319	1,680
Others	1,209	1,275	1,128
Allowance for doubtful accounts	(31)	(47)	(31)
Total fixed assets	5,628	6,458	6,185
Total assets	561,823	1,089,106	703,456

(Millions of Yen)

Item	December 31, 2004	December 31, 2005	March 31, 2005
(Liabilities)			
Current liabilities			
Trading assets	2	3,978	0
Margin account liabilities:	70,000	253,356	142,920
Loans from securities finance companies	31,436	204,712	103,384
Proceeds of securities sold on customers' account	38,563	48,644	39,535
Payables on collateralized securities transactions:	37,774	134,489	73,780
Cash deposits as collateral for securities loaned	37,774	134,489	73,780
Deposits received	108,582	179,244	106,567
Guarantee money received	127,352	206,386	137,467
Suspense account for undelivered securities	—	9	1
Short-term borrowings	73,379	116,633	93,829
Commercial paper	3,000	2,000	1,000
Bond due within one year	500	20,000	—
Accrued income taxes	3,376	6,009	6,342
Accrued bonuses	138	120	301
Others	1,584	2,583	2,202
Total current liabilities	425,687	924,808	564,409
Long-term liabilities			
Bond	40,000	20,000	40,000
Convertible bond	40,000	39,800	40,000
Long-term borrowings	8,008	40,975	7,203
Reserve for directors' retirement bonuses	241	235	241
Others	0	0	0
Total long-term liabilities	88,249	101,011	87,443
Statutory reserves			
Reserve for securities transactions	1,698	2,585	1,888
Total Statutory reserves	1,698	2,585	1,888
Total liabilities	515,634	1,028,404	653,740
(Shareholders' equity)			
Common stock	11,464	11,700	11,469
Capital surplus	9,313	9,549	9,317
Earned surplus	25,304	39,019	28,737
Net unrealized gain (loss) on Investment securities, net of taxes	128	456	213
Treasury stock	(20)	(21)	(21)
Total shareholders' equity	46,189	60,703	49,715
Total liabilities and shareholders' equity	561,823	1 089,106	703,456

Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Operating revenues			
Commissions	19,636	29,302	27,083
Net gain (loss) on trading	5	(788)	(88)
Interest and dividend income	7,290	10,328	9,923
Total operating revenues	26,932	38,842	36,918
Interest expenses	1,763	2,191	2,295
Net operating revenues	25,168	36,651	34,623
Selling, general and administrative expenses	8,795	11,359	12,016
Transaction related expenses	2,450	3,402	3,339
Employees' compensation and benefits	1,410	1,355	1,927
Occupancy and rental	203	238	273
Data processing and office supplies	3,924	5,147	5,373
Depreciation	548	762	754
Duties and taxes other than income taxes	143	233	195
Provision of allowance for doubtful accounts	–	45	–
Others	117	177	154
Operating income	16,374	25,293	22,607
Non-operating income	81	50	73
Non-operating expenses	102	140	108
Ordinary income	16,353	25,202	22,571
Special profits	59	189	49
Special losses	441	730	653
Income before income taxes	15,971	24,661	21,967
Income taxes - current	6,565	10,687	9,487
Income taxes - deferred	195	(199)	(164)
Net income	9,212	14,173	12,645

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6.30)	2Q of the year ended Mar. 31, 2005 ('04. 7. 1 – '04. 9.30)	3Q of the year ended Mar. 31, 2005 ('04.10. 1 – '04.12.31)	4Q of the year ended Mar. 31, 2005 ('05. 1. 1 – '05. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 – '05. 3.31)
Operating revenues	10,407	8,536	7,989	9,986	36,918
Commissions	7,990	6,116	5,531	7,446	27,083
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923
Interest expenses	603	534	626	532	2,295
Net operating revenues	9,804	8,001	7,363	9,454	34,623
Selling, general and administrative expenses	3,162	2,683	2,950	3,221	12,016
Transaction related expenses	926	753	770	890	3,339
Employees' compensation and benefits	522	399	489	517	1,927
Occupancy and rental	67	67	69	70	273
Data processing and office supplies	1,329	1,248	1,348	1,449	5,373
Depreciation	175	182	191	207	754
Duties and taxes other than income taxes	56	47	40	51	195
Provision of allowance for doubtful accounts	48	(48)	–	–	–
Others	38	35	44	37	154
Operating income	6,642	5,319	4,412	6,233	22,607
Non-operating income and expenses	(55)	12	22	(15)	(35)
Ordinary income	6,588	5,330	4,435	6,218	22,571
Special profits and losses	(123)	(112)	(146)	(223)	(604)
Income before income taxes	6,465	5,218	4,289	5,995	21,967
Income taxes-current	2,375	2,449	1,741	2,922	9,487
Income taxes-deferred	315	(190)	70	(359)	(164)
Net income	3,775	2,959	2,478	3,433	12,645

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 ~ '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 ~ '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 ~ '05.12.31)	Total for the nine months ended Dec. 31, 2005 ('05. 4. 1 ~ '05.12.31)
Operating revenues	9,693	12,770	16,379	38,842
Commissions	6,718	9,524	13,060	29,302
Net gain (loss) on trading	(31)	(58)	(700)	(788)
Interest and dividend income	3,005	3,304	4,019	10,328
Interest expenses	620	776	795	2,191
Net operating revenues	9,073	11,994	15,584	36,651
Selling, general and administrative expenses	3,427	3,621	4,311	11,359
Transaction related expenses	981	1,099	1,322	3,402
Employees' compensation and benefits	501	384	470	1,355
Occupancy and rental	72	80	85	238
Data processing and office supplies	1,497	1,659	1,991	5,147
Depreciation	237	252	273	762
Duties and taxes other than income taxes	58	80	94	233
Provision of allowance for doubtful accounts	21	8	17	45
Others	58	59	60	177
Operating income	5,646	8,373	11,274	25,293
Non-operating income and expenses	9	(2)	(98)	(91)
Ordinary income	5,655	8,371	11,176	25,202
Special profits and losses	(184)	(260)	(97)	(541)
Income before income taxes	5,471	8,111	11,079	24,661
Income taxes-current	1,914	3,898	4,874	10,687
Income taxes-deferred	333	(403)	(130)	(199)
Net income	3,224	4,615	6,334	14,173

Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2005

Date: January 27, 2006
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
Representative: Michio Matsui, President and Chief Executive Officer
For inquiries: Shinichi Uzawa, General Manager of the Department of Finance
+81-3-5216-0653
Unit of shares: 100 shares
Date of board meeting approving the account settlement: January 27, 2006
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-Consolidated financial summary for the nine months ended December 31, 2005

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended Dec. 31, 2005	38,842	(44.2)	36,651	(45.6)	25,291	(54.5)	25,195	(54.2)
Nine months ended Dec. 31, 2004	26,932	(59.1)	25,168	(57.1)	16,368	(79.0)	16,343	(83.9)
Year ended Mar. 31, 2005	36,918	(47.5)	34,623	(45.9)	22,601	(58.3)	22,559	(61.1)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity (Annual)	Ordinary income/ total assets (Annual)
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Nine months ended Dec. 31, 2005	14,165	(53.9)	52.92	47.20	34.2	3.7
Nine months ended Dec. 31, 2004	9,206	(98.1)	103.47	92.14	28.8	4.2
Year ended Mar. 31, 2005	12,638	(73.7)	140.90	125.49	28.5	3.8

Note: 1. Average number of shares outstanding
Nine months ended Dec.31, 2005 267,666,798 shares
Nine months ended Dec.31, 2004 88,970,653 shares
Year ended Mar. 31, 2005 88,989,029 shares

2. Change in accounting policies: None
3. The % change indicated for Operating revenues, Net operating revenues, Operating income, Ordinary income and Net income is the change by the nine months ended Dec. 31, 2004 and 2005.
4. The Company split its stock three-for-one on May 17, 2005. Per share data of the nine months ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.
In the case of the Company split its stock at the beginning of the former fiscal year, per share data of each end of periods are as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Earnings/share	Fully diluted earnings/share
	(Yen)	(Yen)
Nine months ended Dec. 31, 2004	34.49	30.71
Year ended Mar. 31, 2005	46.97	41.83

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	shareholders' equity/share	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Nine months ended Dec. 31, 2005	1,089,039	60,637	5.6	226.21	338.0
Nine months ended Dec. 31, 2004	561,764	46,133	8.2	518.46	486.1
Year ended Mar. 31, 2005	703,393	49,658	7.1	556.56	371.5

Note: 1. Number of shares outstanding
As of Dec. 31, 2005 268,058,492 shares
As of Dec. 31, 2004 88,981,493 shares
As of Mar. 31, 2005 89,045,096 shares

2. Number of treasury stocks
As of Dec.31, 2005 31,194 shares
As of Dec. 31, 2004 10,092 shares
As of Mar. 31, 2005 10,219 shares

3. The Company split its stock three-for-one on May 17, 2005. Per share data of the nine months ended March 31, 2006 are calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2006. Per share data of the year ended March 31, 2005 are calculated without such assumption.

In the case of the Company split its stock at the beginning of the former fiscal year, per share data of each end of periods are as shown below.

Per share data calculated under the assumption that the Company split its stock at the beginning of the fiscal year ended March 31, 2005

	Shareholder's equity/share
	(Yen)
Nine months ended Dec. 31, 2004	172.82
Year ended Mar. 31, 2005	185.52

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Non-Consolidated Balance Sheets

(Millions of Yen)

Item	December 31, 2004	December 31, 2005	March 31, 2005
(Assets)			
Current assets			
Cash and bank deposits	36,479	84,280	61,074
Cash segregated as deposits	216,003	354,004	223,003
Cash in trust	9,200	500	9,000
Trading assets	3	0	107
Net receivables arising from pre-settlement date trades	88	3,560	923
Margin account assets:	285,421	618,151	389,358
Loans receivable from customers	279,325	614,867	384,484
Cash deposited as collateral for securities borrowed from securities finance companies	6,096	3,284	4,875
Receivables on collateralized securities transactions:	944	1,559	1,610
Cash deposits as collateral for securities borrowed	944	1,559	1,610
Receivables from customers and others	20	47	133
Short-term guarantee deposits	3,725	14,188	6,795
Others	4,298	6,372	5,259
Allowance for doubtful accounts	(160)	(200)	(171)
Total current assets	556,021	1,082,461	697,092
Fixed assets			
Tangible fixed assets	842	810	821
Intangible assets	1,919	2,771	2,253
Software	1,865	2,738	2,215
Others	54	33	39
Investments and others	2,982	2,997	3,227
Investment securities	1,354	1,319	1,680
Shares of affiliated Company	450	450	450
Others	1,209	1,275	1,128
Allowance for doubtful accounts	(31)	(47)	(31)
Total fixed assets	5,743	6,578	6,301
Total assets	561,764	1,089,039	703,393

(Millions of Yen)

Item	December 31, 2004	December 31, 2005	March 31, 2005
(Liabilities)			
Current liabilities			
Trading assets	2	3,978	0
Margin account liabilities:	70,000	253,356	142,920
Loans from securities finance companies	31,436	204,712	103,384
Proceeds of securities sold on customers' account	38,563	48,644	39,535
Payables on collateralized securities transactions:	37,774	134,489	73,780
Cash deposits as collateral for securities loaned	37,774	134,489	73,780
Deposits received	108,582	179,244	106,566
Guarantee money received	127,352	206,386	137,467
Suspense account for undelivered securities	—	9	1
Short-term borrowings	73,379	116,633	93,829
Commercial paper	3,000	2,000	1,000
Bond due within one year	500	20,000	—
Accrued income taxes	3,374	6,009	6,339
Accrued bonuses	138	120	301
Others	1,583	2,582	2,201
Total current liabilities	425,684	924,807	564,404
Long-term liabilities			
Bond	40,000	20,000	40,000
Convertible bond	40,000	39,800	40,000
Long-term borrowings	8,008	40,975	7,203
Reserve for directors' retirement bonuses	241	235	241
Total long-term liabilities	88,249	101,010	87,443
Statutory reserves			
Reserve for securities transactions	1,698	2,585	1,888
Total Statutory reserves	1,698	2,585	1,888
Total liabilities	515,630	1,028,402	653,735
(Shareholders' equity)			
Common stock	11,464	11,700	11,469
Capital surplus			
Additional paid-in capital	9,313	9,549	9,317
Total capital surplus	9,313	9,549	9,317
Earned surplus			
Earned surplus reserves	159	159	159
Voluntary reserves	4,250	4,250	4,250
Special purpose reserves	4,250	4,250	4,250
Inappropriate retained earnings	20,839	34,545	24,271
Total earned surplus	25,248	38,954	28,680
Net unrealized gain (loss) on Investment securities, net of taxes	128	456	213
Treasury stock	(20)	(21)	(21)
Total shareholders' equity	46,133	60,637	49,658
Total liabilities and shareholders' equity	561,764	1,089,039	703,393

Non-Consolidated Statements of Income

(Millions of Yen)

Item	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Year ended March 31, 2005
Operating revenues			
Commissions	19,636	29,302	27,083
Net gain (loss) on trading	5	(788)	(88)
Interest and dividend income	7,290	10,328	9,923
Total operating revenues	26,932	38,842	36,918
Interest expenses	1,763	2,191	2,295
Net operating revenues	25,168	36,651	34,623
Selling, general and administrative expenses	8,800	11,360	12,022
Transaction related expenses	2,450	3,402	3,339
Employees' compensation and benefits	1,407	1,351	1,923
Occupancy and rental	219	253	295
Data processing and office supplies	3,927	5,147	5,376
Depreciation	543	758	748
Duties and taxes other than income taxes	139	229	189
Provision of allowance for doubtful accounts	—	45	—
Others	115	176	152
Operating income	16,368	25,291	22,601
Non-operating income	76	44	67
Non-operating expenses	102	140	108
Ordinary income	16,343	25,195	22,559
Special profits	59	189	49
Special losses	441	730	653
Income before income taxes	15,962	24,654	21,954
Income taxes - current	6,561	10,688	9,481
Income taxes - deferred	195	(199)	(164)
Net income	9,206	14,165	12,638

(Reference)

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Brokerage	26,869	18,388	146.1%	25,182
(Stocks)	26,794	18,285	146.5%	25,060
(Bonds)	—	—	—	—
(Beneficiary certificates)	63	72	87.5%	86
(Others)	12	31	40.4%	36
Underwriting and selling	127	243	52.2%	307
Subscription and distribution	6	28	22.4%	29
Others	2,300	978	235.3%	1,564
Total	29,302	19,636	149.2%	27,083

(2) Commission revenues by product

(Millions of Yen)

	Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Stocks	27,509	18,952	145.2%	25,993
Bonds	—	—	—	—
Beneficiary certificates	67	74	90.2%	91
Others	1,725	610	282.9%	998
Total	29,302	19,636	149.2%	27,083

2. Net trading gains

(Millions of Yen)

	Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Stocks	-795	1	—	-94
Bonds and others	7	3	206.8%	6
Bonds	—	—	—	—
Others	7	3	206.8%	6
Total	-788	5	—	-88

3. Stock trading

(Millions of shares, millions of Yen)

	Nine months ended Dec. 31, 2005 (A)		Nine months ended Dec. 31, 2004 (B)		Comparison (A) / (B)		Year ended Mar. 31, 2005	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	34,620	22,801,241	21,787	14,937,803	158.9%	152.6%	31,260	20,402,719
(Proprietary trading)	1	5,701	5	621	29.2%	917.9%	9	4,042
(Brokerage)	34,618	22,795,539	21,782	14,937,182	158.9%	152.6%	31,251	20,398,678
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%
Brokerage commission per share (Yen)	0.76		0.83				0.80	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	Comparison (A) / (B)	Year ended Mar. 31, 2005
Underwriting and selling	Stocks	(Number of shares)	0	1	39.6%	1
		(Value)	2,956	5,638	52.4%	7,087
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	—	—	—	—
	Commercial paper and others	(value)	—	—	—	—
Subscription and distribution	Stocks	(Number of shares)	0	0	58.2%	0
		(Value)	462	822	56.2%	849
	Bonds	(Face value)	—	—	—	—
	Beneficiary certificates	(Value)	1,931	2,501	77.2%	3,160
	Commercial paper and others	(value)	—	—	—	—

5. Capital Adequacy Ratio

(Millions of Yen)

			As of Dec. 31, 2005	As of Dec. 31, 2004	As of Mar. 31, 2005
Tier I Capital		(A)	60,181	46,005	45,554
Tier II Capital	Net unrealized gain on investment		456	127	213
	Statutory reserves		2,584	1,698	1,888
	Allowance for doubtful accounts		200	160	171
	Short-term debts		—	500	—
	Total	(B)	3,241	2,486	2,272
Assets to be deducted from equity capital		(C)	5,846	4,824	5,207
Equity capital after deduction (A) + (B) − (C)		(D)	57,576	43,667	42,618
Risk	Market risk		441	137	166
	Counter party risk		13,135	6,075	8,341
	Basic risk		3,452	2,770	2,963
	Total	(E)	17,029	8,982	11,471
Capital adequacy ratio		(D)/(E)	338.0%	486.1%	371.5%

Note: Capital adequacy ratio as of March 31, 2005 is calculated with appropriated retained earnings being deducted from Tier I capital.

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)	2Q of the year ended Mar. 31, 2005 ('04. 7. 1 - '04. 9.30)	3Q of the year ended Mar. 31, 2005 ('04.10. 1 - '04.12.31)	4Q of the year ended Mar. 31, 2005 ('05. 1. 1 - '05. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 - '05. 3.31)
Operating revenues	10,407	8,536	7,989	9,986	36,918
Commissions	7,990	6,116	5,531	7,446	27,083
Net gain (loss) on trading	13	(2)	(7)	(92)	(88)
Interest and dividend income	2,403	2,421	2,466	2,633	9,923
Interest expenses	603	534	626	532	2,295
Net operating revenues	9,804	8,001	7,363	9,454	34,623
Selling, general and administrative expenses	3,164	2,684	2,952	3,222	12,022
Transaction related expenses	926	753	770	890	3,339
Employees' compensation and benefits	520	398	488	516	1,923
Occupancy and rental	73	73	74	75	295
Data processing and office supplies	1,332	1,248	1,348	1,449	5,376
Depreciation	173	180	190	205	748
Duties and taxes other than income taxes	54	45	39	50	189
Provision of allowance for doubtful accounts	48	(48)	—	—	—
Others	37	34	43	37	152
Operating income	6,640	5,317	4,411	6,232	22,601
Non-operating income and expenses	(56)	10	21	(16)	(42)
Ordinary income	6,584	5,327	4,432	6,216	22,559
Special profits and losses	(123)	(112)	(146)	(223)	(604)
Income before income taxes	6,461	5,215	4,286	5,993	21,954
Income taxes-current	2,373	2,448	1,740	2,920	9,481
Income taxes-deferred	315	(189)	70	(359)	(164)
Net income	3,773	2,957	2,477	3,432	12,638

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2006 ('05. 4. 1 - '05. 6.30)	2Q of the year ended Mar. 31, 2006 ('05. 7. 1 - '05. 9.30)	3Q of the year ended Mar. 31, 2006 ('05.10. 1 - '05.12.31)	Total for the nine months ended Dec. 31, 2005 ('05. 4. 1 - '05.12.31)
Operating revenues	9,693	12,770	16,379	38,842
Commissions	6,718	9,524	13,060	29,302
Net gain (loss) on trading	(31)	(58)	(700)	(788)
Interest and dividend income	3,005	3,304	4,019	10,328
Interest expenses	620	776	795	2,191
Net operating revenues	9,073	11,994	15,584	36,651
Selling, general and administrative expenses	3,427	3,622	4,312	11,360
Transaction related expenses	981	1,099	1,322	3,402
Employees' compensation and benefits	500	383	469	1,351
Occupancy and rental	77	85	90	253
Data processing and office supplies	1,497	1,659	1,991	5,147
Depreciation	236	251	271	758
Duties and taxes other than income taxes	57	79	93	229
Provision of allowance for doubtful accounts	21	8	17	45
Others	58	58	60	176
Operating income	5,646	8,372	11,273	25,291
Non-operating income and expenses	7	(4)	(100)	(96)
Ordinary income	5,653	8,368	11,173	25,195
Special profits and losses	(184)	(260)	(97)	(541)
Income before income taxes	5,469	8,108	11,076	24,654
Income taxes-current	1,914	3,898	4,876	10,688
Income taxes-deferred	333	(403)	(130)	(199)
Net income	3,222	4,612	6,330	14,165

7. Operational information for Netstock

First half of fiscal 2004

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts	93,411	95,164	97,266	100,429	103,934	108,311
(Change)	(1,324)	(1,753)	(2,102)	(3,163)	(3,505)	(4,377)
Number of Netstock margin accounts	25,394	25,889	26,478	27,671	28,949	30,324
(Change)	(244)	(495)	(589)	(1,193)	(1,278)	(1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2004

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of fiscal 2005

	Apr. 2004	May 2004	Jun. 2004	Jul. 2004	Aug. 2004	Sep. 2004
Number of Netstock accounts	156,021	169,132	177,804	185,468	192,427	201,002
(Change)	(12,792)	(13,111)	(8,672)	(7,664)	(6,959)	(8,575)
Number of Netstock margin accounts	39,350	40,852	42,052	43,081	43,847	44,711
(Change)	(1,587)	(1,502)	(1,200)	(1,029)	(766)	(864)
Number of share trades via Netstock	2,060,086	1,383,328	1,650,460	1,468,081	1,251,581	1,357,833
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609	1,699,343	1,369,640	1,407,994

Second half of fiscal 2005

	Oct. 2004	Nov. 2004	Dec. 2004	Jan. 2005	Feb. 2005	Mar. 2005
Number of Netstock accounts	210,147	219,658	232,808	242,370	254,082	269,471
(Change)	(9,145)	(9,511)	(13,150)	(9,562)	(11,712)	(15,389)
Number of Netstock margin accounts	45,616	46,807	47,688	48,661	49,912	51,316
(Change)	(905)	(1,191)	(881)	(973)	(1,251)	(1,404)
Number of share trades via Netstock	1,317,782	1,381,641	1,513,759	1,740,455	1,752,030	2,171,658
Total value of shares traded via Netstock (Millions of Yen)	1,311,479	1,309,593	1,442,605	1,648,786	1,678,374	2,139,140

First half of fiscal 2006

	Apr. 2005	May 2005	Jun. 2005	Jul. 2005	Aug. 2005	Sep. 2005
Number of Netstock accounts	284,919	298,884	314,216	326,371	338,003	351,407
(Change)	(15,448)	(13,965)	(15,332)	(12,155)	(11,632)	(13,404)
Number of Netstock margin accounts	52,554	53,548	55,880	57,367	58,505	60,171
(Change)	(1,238)	(994)	(2,332)	(1,487)	(1,138)	(1,666)
Number of share trades via Netstock	1,663,372	1,587,016	1,932,327	1,931,507	2,403,068	2,524,468
Total value of shares traded via Netstock (Millions of Yen)	1,616,400	1,425,449	1,708,605	1,774,880	2,548,285	2,925,199

Second half of fiscal 2006

	Oct. 2005	Nov. 2005	Dec. 2005
Number of Netstock accounts (Change)	367,728 (16,321)	386,639 (18,911)	409,766 (23,127)
Number of Netstock margin accounts (Change)	61,454 (1,283)	62,697 (1,243)	64,245 (1,548)
Number of share trades via Netstock	2,392,812	2,857,554	3,566,327
Total value of shares traded via Netstock (Millions of Yen)	2,674,613	3,467,632	4,667,683